GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,

Tel.(81)8399 3300

March 14th, 2014

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Re:                             GRUMA, S.A.B. de C.V.

Form 20-F for Fiscal Year Ended

December 31, 2012

Filed April 30, 2013

File No. 001-14852

Dear Mr. Horowitz,

This letter responds to the comments contained in your February 10th, 2014 comment letter (“Letter”) relating to the Form 20-F for Fiscal Year ended December 31st, 2012, filed by GRUMA, S.A.B. de C.V. (“GRUMA” or the “Company”) on April 30th, 2013, Response Letter Dated December 18th, 2013, File No. 001-14852. We are including the comments and questions from the Letter (text below in italics) for ease of reference.

1.              Your response to comment 1 in our letter dated November 22, 2013 indicates that you deconsolidated each of your subsidiaries MONACA and DEMASECA on January 22, 2013 upon loss of control to the Venezuelan Government through the appointment of Special Managers.  So that we may fully understand your accounting conclusions, please address the following:

•                  Cite the specific accounting guidance you used to recognize your loss of control of each entity.  In this regard, please confirm that you applied paragraphs 25 and B97 — B99 of IFRS 10, which requires you to account for retained investment in the entities as a financial asset, or otherwise advise as to the specific accounting guidance you applied.

To recognize the loss of control of each subsidiary in Venezuela (MONACA and DEMASECA) the Company applied the guidelines included in paragraphs 25 and B97 — B99 of IFRS 10, Consolidated Financial Statements.  Therefore, Management recognized its retained investment in such entities as a financial asset.

•                  You indicate that the investment you retained in each entity should be considered an “available-for-sale financial asset.”  Tell us more about this conclusion.  Please confirm you applied paragraph 11b and AG 13 of IAS 32 in determining your retained investments in the entities are available for sale financial assets, or otherwise advise as to the specific accounting guidance you applied.

The Company confirms the application of the guidelines in paragraph 11b and AG13 of IAS 32, Financial Instruments: Presentation, to consider the investment in MONACA and DEMASECA should be presented as a financial asset.

When control of the Venezuelan subsidiaries was lost, the Company recognized the indirect investment retained in MONACA and DEMASECA as a financial asset, in accordance with paragraph 25b of IFRS 10.  This paragraph states that the investment retained in the aforementioned subsidiaries must be recognized as a financial asset in accordance with IFRS 9, Financial Instruments.  IFRS 9 was issued in 2009 and 2010 and will become effective for annual periods beginning January 1, 2018.  The Company has not yet adopted the dispositions of IFRS 9.  Therefore, in order to comply with paragraph 25b of IFRS 10, the Company adopted the guidelines of IAS 39, Financial Instruments:  Recognition and Measurement.  The Company applied the classification guidance in paragraph 9 of IAS 39 to designate the investment retained in MONACA and DEMASECA as an available-for-sale financial asset, as the Company believes it is the appropriate treatment applicable to non-voluntary disposition of assets and the asset does not fulfill the requirements of classification in any other category of financial instruments such as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit or loss.

•                  Please confirm you recognized your retained investment in each entity as an “available-for-sale financial asset” under paragraph 14 of IAS 39, or otherwise advise as to the specific accounting guidance you applied.

The Company applied the definition in paragraph 11b of IAS 32 that states that a financial asset is deemed to be any asset that is cash, an equity instrument of another entity or a contractual right.  Therefore, the investment retained in MONACA and DEMASECA was included in the definition of a financial asset.  In accordance with paragraph 14 of IAS 39, the Company confirms the recognition of the indirect investment retained in Venezuela as a financial asset, considering the Company’s indirect ownership of the shares of MONACA and DEMASECA, which provide it with legal rights in the residual interest in MONACA’s and DEMASECA’s assets after deducting liabilities.(1)

For this classification as an available-for-sale financial asset, the Company applied the classification criteria for financial assets in paragraph 9 of IAS 39.  This standard refers to available-for-sale financial assets as those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

•                  Explain to us in greater detail why you believe recording your retained investments at their carrying value is appropriate under paragraph B98(b)(iii) of IFRS 10, which indicates that any investment retained in the former subsidiary should be recorded at its fair value at the date when control is lost.  While we note your belief that you could not reliably measure the fair value of the entities, we do note your use of two valuation techniques to determine the recoverable amount of the remaining investments for impairment testing purposes and your indication that “In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments.”  It appears from your response that you considered the provisions of paragraphs 43, 46c and AG 80-81 of IAS 39 in determining that these investments should not currently be recorded at fair value.  If true, please expand your disclosures in future filings to include the information you included in response to the last bullet on page 3, if applicable.

The Company applied the guidelines in paragraphs 43, 46c and AG 80 — 81 of IAS 39, in order to determine that the investment in MONACA and DEMASECA should be recognized at cost, which is the carrying value of the investment of both subsidiaries as of the date of the loss of control since the fair value of that investment could not be reliably measured as a consequence of the measures adopted by the Bolivarian Republic of Venezuela (the “Republic”).  Therefore, the Company has reached the conclusion that it is precluded by the aforementioned standard from measuring the financial asset at fair value.  The Company has acknowledged the comment included in the Letter and will expand its disclosure in its future filings by including the techniques for the impairment tests, a description of these methods, as well as the economic assumptions used in the calculation.

(1)  As explained in our letter of December 18,  2013, GRUMA’s subsidiaries Valores Mundiales, S.L. (“VALORES”) and Consorcio Andino, S.L. (“CONSORCIO”) are the sole shareholders of MONACA and DEMASECA, respectively.

•                  Please provide authoritative support for the reason you have concluded the devaluation of Venezuela’s currency effective February 9, 2013 should not be reflected as a reduction in the carrying amount of your retained investments and the Bs.19,494 foreign exchange loss recognized in your income statement in the period in which the devaluation occurred.

Since the retained investment was designated as an available-for-sale financial asset and recognized at its carrying amount, the Company applied impairment tests using two valuation techniques, the income approach and the market approach.  In both calculations, the Company used in its financial projections the new exchange rate from the devaluation effect from February 2013.  The tests resulted in recoverable amounts higher than the carrying amount of the investments.  As a consequence of the above, Management believes that no adjustment from devaluations should be reflected.

The Company disclosed in Note 30, Subsequent Events, section A, the devaluation that occurred in Venezuela starting February 9, 2013, in which the exchange rates applicable to all foreign exchange transactions were Bs. 6.2842 per US$1 for purchase and Bs.6.30 per US$1 for sale.  The Company disclosed that a foreign exchange loss of Bs.19,494 was estimated for the monetary position resulting from balances denominated in foreign currency to be settled at the new exchange rates and that such effect will be recognized in February 2013.  This estimated foreign exchange loss is being recognized in the financial information of MONACA and DEMASECA, not in the consolidated financial statements of GRUMA and Subsidiaries.  This disclosure was included only for informational purposes, considering that the consolidated financial statements for the reporting period (December 31, 2012) included MONACA and DEMASECA.

•                  Please provide us with more details as to the nature and content of your discussions with the Republic regarding your efforts to “seek adequate compensation for the assets subject to expropriation.”  Include in your response the status of your formal notice of November 9, 2011 to the Republic that an investment dispute had arisen.

As noted in GRUMA’s letter of December 18, 2013, the Company’s subsidiaries VALORES and CONSORCIO have engaged in discussions with the Republic related to the Expropriation Decree, while reserving their right under the Treaty for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Venezuela (the “Treaty”) to seek full compensation through arbitration for, inter alia, the expropriation of any and all of their interests in MONACA and DEMASECA.  As companies organized under the laws of the Kingdom of Spain, VALORES and CONSORCIO have the right under the Treaty to be compensated by the Republic for measures that are in breach of the Treaty.  The discussions with the Republic began soon after the Decree’s publication in May 12, 2010, and have taken place from time to time since then with the objective of reaching an amicable resolution of the investment dispute that has arisen between VALORES and CONSORCIO, on the one hand, and the Republic, on the other, as a result of the Expropriation Decree and related measures taken by the Republic.  Several meetings and discussions have been held between representatives of VALORES and CONSORCIO, and various Venezuelan officials.  The content of those discussions has generally revolved around the terms and conditions of the eventual formal transfer of ownership of part or all of MONACA’s and DEMASECA’s shares and/or assets to the Republic or its designee(s) pursuant to the Expropriation Decree.  The subject of compensation has been part of the discussions.  Despite numerous efforts of VALORES and CONSORCIO, no agreement has been reached with the Republic.  As of today, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

Following the notice of the investment dispute on November 9, 2011, on May 10, 2013, VALORES and CONSORCIO (the “Claimants”) commenced an arbitration proceeding against the Republic before the International Centre for Settlement of Investment Disputes (“ICSID”).  The proceeding is currently pending.  The tribunal that presides over this arbitration proceeding was constituted in January 2014.  In this arbitration proceeding, Claimants assert that the Expropriation Decree and related measures are in breach of certain provisions of the Treaty. Under the provisions of the Treaty, the Claimants have not yet made a claim for compensation resulting from expropriation, but have made a claim for damages resulting from the Republic’s actions in respect of the property owned by the Claimants.

•                  You state that the Providence “was issued after December 31, 2012 and based on the requirements of IAS 10, GRUMA concluded that the deconsolidation of MONACA and DEMASECA was an event that occurred after the reporting period; therefore it did not require an adjustment to the consolidated financial statements of GRUMA as of December 31, 2012.”  Please address whether or not you believe the issuance of the Providence represented an adjusting event or a non-adjusting event as defined in IAS 10, and provide your analysis used to support your conclusions with respect to both an adjusting event and a non-adjusting event.

Management believes that the issuance of the Providence represents a non-adjusting event arising after the balance sheet date (covering the period ending on December 31, 2012).  The Providence was issued after that date, on January 22, 2013, and for the first time granted the broadest management power to Special Managers appointed by the Republic for ensuring the possession, care, custody, use, and conservation of movable and immovable assets of MONACA and DEMASECA.  The Providence thus effectively gave control of MONACA and DEMASECA to the Special Managers.  Prior to the issuance of the Providence on January 22, 2013, VALORES and CONSORCIO held control over MONACA and DEMASECA, since Special Administrators did not possess the broad powers granted in the Providence and the formal expropriation process initiated in May 2010 had not been completed.  The Providence brought about a change in circumstances.  For these reasons, the issuance of the Providence has been considered as a non-adjusting event, rather than as an adjusting event.

•                  Also, please tell us whether you are aware of situations in which other businesses have been expropriated by the Republic and the success of the owners of those businesses in recovering their investment.

The Company is aware of situations in which other businesses have been expropriated by the Republic in recent years.  We understand that in some cases, the owners of those businesses have been able to recover at least part of their investments.  For example, in December 2011, it was announced that Cemex S.A., a Mexican cement company, reached a settlement with the Republic in connection with the expropriation of its investments in Venezuela and fully recovered the book value of their net assets in Venezuela.(2) This settlement was reached through an international arbitration process with the ICSID.

Please do not hesitate to contact me should you have any further questions or comments on this matter.

Sincerely,

Raul Cavazos

Chief Financial Officer

(2)  See Kejal Vyas & Amy Guthrie, Venezuela to Pay Cemex $600 Million, Wall Street Journal, Dec. 2, 2011.